EXHIBIT 12

SARA LEE CORPORATION AND SUBSIDIARIES

COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES

(In millions except ratios)

	Year Ended
	June 28, 2008(1)	June 30, 2007(2)
Fixed charges:
Interest expense	$187	$261
Interest portion of rental expense	49	44

Total fixed charges before capitalized interest and preference security dividends of consolidated subsidiaries	236	305
Preference security dividends of consolidated subsidiaries	0	0
Capitalized interest	18	20

Total fixed charges	$254	$325

Earnings available for fixed charges:
Income before income taxes continuing operations	$160	$429
Less undistributed income in minority owned companies	(1)	(1)
Add minority interest in majority-owned subsidiaries	10	8
Add amortization of capitalized interest	12	11
Add fixed charges before capitalized interest and preference security dividends of consolidated subsidiaries	236	305

Total earnings available for fixed charges	$417	$752

Ratio of earnings to fixed charges	1.6	2.3

(1)	During fiscal 2008, the corporation recorded a pretax charge of $38 million in connection with certain restructuring activities. Also during fiscal 2008, the corporation recognized an impairment charge of $ 851 million and $130 million of contingent sales proceeds from the disposal of its European tobacco business in 1999.

(2)	During fiscal 2007, the corporation recorded a pretax charge of $94 million in connection with certain restructuring activities. Also during fiscal 2007, the corporation recognized an impairment charge of $172 million and $120 million of contingent sales proceeds from the disposal of its European tobacco business in 1999.